CORRESP

February 1, 2005

Daniel Gordon

Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

RE: SMTEK International, Inc.

Form 10-K for the year ended June 25, 2004

Dear Mr. Gordon,

We are in receipt of your letter, copy attached, dated January 27, 2005 that requests a response to several questions in regards to your review of our June 25, 2004 Form 10-K. On January 31, 2005, CTS Corporation, Inc. finalized the acquisition of SMTEK International, Inc. Per Julie Sherman of the SEC Division of Corporation Finance in a conversation on January 31, 2005 with my Corporate Controller, Dave Olert, your letter of January 27, 2005 is no longer applicable due to the completion of the merger. Also per this phone conversation, this letter serves as the only response required from SMTEK to your January 27, 2005 letter.

Sincerely,

/s/ Kirk A. Waldron

Kirk A. Waldron

Interim President and CFO